COINSURANCE AGREEMENT


     This is a COINSURANCE AGREEMENT entered into on December 30, 1998, between PIONEER LIFE INSURANCE COMPANY, a corporation organized under the laws of the State of Illinois, (hereinafter referred to as the "Reinsurer"), and UNIVERSAL FIDELITY LIFE INSURANCE COMPANY, a corporation organized under the laws of Oklahoma (hereinafter referred to as the "Company").

                              W I T N E S S E T H:

                                    ARTICLE I

         It is hereby agreed that effective as of the close of business on the month end immediately preceding the closing date under the Stock Purchase Agreement between Pre-Paid Legal Services, Inc. and Pioneer Financial Services, Inc. dated October 5, 1998 (the Closing Date), the Company does hereby cede, and the Reinsurer does hereby assume by coinsurance, 100% of the Company's liability for the insurance policies described in Exhibit A.

                                   ARTICLE II

                                   Accounting

         The Reinsurer agrees to provide the Company with interim accounting reports within 20 days after the end of each three month period or other mutually agreed upon interval, but not less than quarterly, setting forth the collected premium income, policy benefits, and expenses for agency compensation paid, any statistical information pertaining to the policies which may be necessary to fulfill statutory or regulatory requirements, and all other necessary information on the business coinsured hereunder, to be determined in accordance with the practices required to conform to the methods prescribed by the National Association of Insurance Commissioners (NAIC) for the completion of the Convention Form Annual and Quarterly Statement Blank; provided, that while the Administrative Services Agreement dated as of December 30, 1998 between the Company and Pioneer Financial Services, Inc. (the "Administrative Services Agreement") shall be in effect, the Company shall provide all reports referred to in this Article II to Reinsurer.

                                   ARTICLE III

                              Reporting and Payment
                                 to the Company

         With respect to each reinsured policy, the Reinsurer shall collect all premiums due under said policies and retain said premiums; provided, that while the Administrative Services Agreement shall be in effect such premiums shall be collected by the Company on behalf of Reinsurer and immediately remitted to Reinsurer. These amounts shall be the full amount of the reinsurance premium due to the Reinsurer hereunder with respect to such policies.

        As a result of the ceding and acceptance of reinsurance, the Reinsurer also assumes and agrees to reimburse the Company for all of the following with respect to the reinsured policies:

         (a) Any guaranty fund assessments attributable to premiums written on the reinsured policies except where such is eligible as a credit against premium or state income taxes or is attributed to being licensed to conduct business in a state (class A); and

          (b) Premium taxes relating to premiums written by the Company under the reinsured policies.

         At the end of each calendar quarter, the Reinsurer will determine the cumulative gain or loss on the business reinsured for the period commencing on the Closing Date of this Agreement and ending on the last day of such calendar quarter in accordance with Exhibit C. Within 30 days following the end of each calendar quarter, the Reinsurer shall pay to the Company an amount equal to 10% of any cumulative gain, minus all amounts previously paid to the Company pursuant to this paragraph.

                                   ARTICLE IV

                               Transfer of Assets
                                       and
                          Any Remittances Due Hereunder

         The Company will transfer assets on the Closing Date (which must be marketable securities or cash equivalents) to the Reinsurer having a fair market value on the Closing Date equal to 100% of the reserves and other policy liabilities as of the Closing Date on the business coinsured hereunder. It is understood that these assets are transferred to the Reinsurer for the purpose of funding and maintaining the reserves and other policy liabilities on the coinsurance hereunder. These assets shall include the applicable deferred and uncollected net premiums and securities for the remainder of the assets required to fund the reserves and other policy liabilities.

         Prior to the date of such transfers, the Company will hold sufficient funds for the benefit of the Reinsurer to cover the amount to be transferred.

         Reserves and other Policy liabilities and assets to be transferred are shown in Exhibit B.

                                    ARTICLE V

                                   Assignment

         The Company hereby assigns to the Reinsurer its rights, title and interest in the following:

         (a)      Gross   premiums,    premium   adjustments   and   any   other
                  consideration due or to become due to the Company from insureds and reinsurers on reinsured policies.

         (b) Reinsurance recoverables relating to or arising under any certificate, agreement or treaty of reinsurance and ceding commissions or other consideration due or to become due to the Company under reinsured policies.

                                   ARTICLE VI

                                 Premium Rates;
                                   Cooperation

         The Reinsurer shall determine the premium rates for the policies reinsured hereunder and the Company authorizes the Reinsurer to seek approval from the applicable Insurance Departments or other regulatory body as required by law of any rate changes the Reinsurer feels are necessary to maintain the rates at an adequate level.

         The Company shall cooperate, as reasonably necessary, in assisting the Reinsurer in obtaining any regulatory approvals, acquiescences or consents required to properly administer the business or establish appropriate and adequate rates. Such cooperation shall include, but not be limited to, review of and comment upon proposed rate filings, attendance at meetings with regulators and testimony at insurance department hearings which involve issues related to the business reinsured.

                                   ARTICLE VII

                                   Insolvency

         In the event of insolvency of the Company, the reinsurance shall be payable directly to the liquidator, receiver or statutory successor of the Company, on the basis of claims allowed against the insolvent Company by any court of competent jurisdiction or by any conservator, liquidator, or statutory successor of the Company having authority to allow such claims, without diminution because of the insolvency of the Company or because the conservator, liquidator or statutory successor has failed to pay all of a portion of any claims.

         It is further agreed that the liquidator, or receiver, or statutory successor of the Company shall give written notice to the Reinsurer of the pendency of any claim against the Company on the policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding, and that during the pendency of such claim the Reinsurer may investigate such claim and interpose, at its expense, in the proceeding in which such claim is to be adjudicated, any defense or defenses which it may deem available to the Company or to its liquidator, or receiver, or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

                                  ARTICLE VIII

                            Parties to the Agreement

         This is a Coinsurance Agreement for indemnity coinsurance solely between the Company and the Reinsurer, their successors or assigns. Subject to the provisions of ARTICLE VII above, the coinsurance hereunder shall not create any right or relationship between the Reinsurer and any person or entity, including but not limited to the insured, owner, or beneficiary of any policy of the Company which may be coinsured hereunder.

                                   ARTICLE IX

                              Errors and Omissions

         It is expressly understood and agreed that if failure to comply with any condition of this Coinsurance Agreement is shown to be unintentional and as a result of a misunderstanding, oversight, or clerical error on the part of either the Company or the Reinsurer, both the Company and the Reinsurer shall be restored to the position they would have occupied had no such error or oversight occurred.

                                    ARTICLE X

                                Other Reinsurance

         The Company agrees it will not sell, reinsure or otherwise attempt to dispose of the business coinsured under this Coinsurance Agreement without the express written consent of the Reinsurer.

                                   ARTICLE XI

                    Liability for Claims and Policy Benefits

         The Reinsurer shall be liable to the Company for the benefits coinsured hereunder to the same extent as the Company is liable to the insured for such benefits, and all coinsurance shall be subject to the terms and conditions of the policy under which the Company shall be liable.

         The Reinsurer shall be liable for any punitive damages or any other extra-contractual amounts on coinsurance hereunder which are incurred by the Company unless said damages or extra-contractual amounts are a consequence of the Company's action following the Closing Date of this Agreement.

                                   ARTICLE XII

                            Commencement of Liability

         Except as provided in Article XI, the liability of the Reinsurer shall follow the Company in every case and shall be subject in all respects to all the general and specific stipulations, clauses, waivers, extensions, modifications, and endorsements of the Company's policies subject to all other terms and conditions of this Agreement.

                                 ARTICLE XIII

                          Termination of this Agreement

         This Agreement shall remain in effect for as long as any policies reinsured hereunder shall remain outstanding and in effect. However, either party may terminate this Agreement as to new business at any time upon 90 days advance, written notice.

                                   ARTICLE XIV

                                    Security

         As long as this Agreement is in effect, the Reinsurer shall provide the Company with security (by trust account, letter of credit or other) sufficient to allow the Company to claim reinsurance credits equal to the total reserves and claim liabilities ceded under this Agreement. Such security, if necessary, must be satisfactory to the Company and acceptable to the state of domicile of the Company.

                                   ARTICLE XV

                                Entire Agreement

         This Agreement represents the entire Agreement between the Company and the Reinsurer and supersedes any prior oral or written agreements between the parties regarding its subject matter.

         No modification of this Agreement shall be effective unless set forth in a written amendment executed by both parties.

                                   ARTICLE XVI

                                     Offset

         Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Company or the Reinsurer with respect to this Agreement or any other reinsurance agreement between the parties, shall be offset and only the balance allowed or paid. If either party is then under formal insolvency proceedings, this right of offset shall be subject to the laws of the state exercising primary jurisdiction over such proceedings.

                                  ARTICLE XVII

                           Deferred Cost Tax Election

         The Reinsurer and the Company each acknowledges that it is subject to taxation under Subchapter "L" of the Internal Revenue Code of 1986 (the "Code").

         With respect to this Agreement, the Reinsurer and the Company agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued in December of 1992, whereby:

         (1) Each party agrees to attach a schedule to its federal income tax return which identifies this Agreement for which the joint election under the regulation has been made;

         (2) The party with net positive consideration, as defined in the regulation promulgated under Code Section 848, for this Agreement for each taxable year, agrees to capitalize specific policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1);

         (3) Each party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and

         (4) This election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.

                                  ARTICLE XVIII

                   Complaints, Litigation and Official Notices

         (a) Both parties shall promptly notify the other of any complaint from any insurance department of which it becomes aware in connection with any transaction under this Agreement.

         (b) Both parties shall promptly notify the other of any litigation of which it becomes aware in connection with any transaction covered by this Agreement.

         (c) Each party shall cooperate fully and assist the other in the defense of any lawsuit or administrative action brought against it by any third party in connection with any transaction subject to this Agreement.

         (d) Each party shall promptly notify the other of and immediately refer any and all official notices dealing with such matters as bankruptcies and levies along with any pertinent information providing such matters arise from or relate to transactions under this Agreement.

         (e) Each party shall promptly notify the other of any subpoena or subpoena duces tecum directed to it in connection with any transaction covered by this Agreement.

         (f) Unless expressly authorized in this Agreement, or otherwise specifically authorized in writing, neither party shall have authority to bind the other by any statement, promise or representation.

         (g) The parties shall have no authority to admit liability on the part of the other in any matter arising out of or subject to the terms of this Agreement, unless specifically authorized in writing.

         (h)      Neither party shall have  authority to institute any action or
                  legal  proceeding  on  behalf  of  the  other  party,   unless
                  authorized in writing by the other.

         (i) Reinsurer shall have the sole responsibility for management of litigation resulting from this Agreement and shall retain counsel, reasonably acceptable to Company. However, Company may, at its own expense, retain its own counsel in the defense of any litigation.

                                   ARTICLE XIX

                                   Assurances

         The Company and the Reinsurer agree to refrain, and to cause their employees, agents and affiliates (as identified in the organizational charts of the annual statements of the Company and Reinsurer as filed in their respective states of domicile) and their affiliates' employees and agents to refrain from utilizing information regarding the business reinsured hereunder for the purposes of causing or attempting to cause any contract holder to replace any contract reinsured hereunder with any contract or policy of insurance of the Company or any affiliate of the Company, the Reinsurer or any affiliate of the Reinsurer or any other company, other than in the ordinary course of business and consistent with the past practices of the Company or Reinsurer. The Company and Reinsurer agree to use all reasonable efforts to conserve, maintain and assure the persistency of the business reinsured and agree to refrain from taking any action which might tend to have a materially adverse effect on the persistency of the business reinsured hereunder, other than the ordinary course of business consistent with past practice, without the prior written consent of the other party. The Company agrees not to engage in any internal replacement program targeted towards the contracts reinsured hereunder. The Company agrees not to solicit, and not to facilitate the solicitation of, any contractholder of any contract reinsured hereunder for the sale of additional insurance.

                                   ARTICLE XX

                                     Notices

         All notices which are required to be in writing shall be deemed to have been given at the time mailed in the general or branch United States Post Office enclosed in a certified prepaid envelope addressed to the respective parties at the address indicated below or at such other addresses as may be required in writing by any party as to its own address:

         If to Reinsurer:              Pioneer Life Insurance Company
                                       11815 N. Pennsylvania Street
                                       Carmel, IN  46032

         If to Company:                Universal Fidelity Life Insurance Company
                                       11815 N. Pennsylvania Street
                                       Carmel, IN  46032

         Provided, however, that any notice of change of address will be effective only upon receipt.

                                   ARTICLE XXI

                                   Arbitration

          (a) All claims, disputes and other matters in question between Company and Reinsurer arising out of or relating to the Agreement or the breach thereof, whether arising before or after the termination of this Agreement, shall be decided by arbitration with a panel of three (3) arbitrators in accordance with the Rules of the American Arbitration Association then obtaining, unless the parties mutually agree otherwise. Each party to this Agreement shall select an arbitrator, and the two arbitrators thus selected shall select a third arbitrator. Such arbitrators must have expertise in the field of life and/or health insurance. In the event that any party, or the two arbitrators, fail to select an arbitrator, selection of that arbitrator shall be made by the American Arbitration Association. The arbitrators shall reach their decision within forty five (45) days following the close of the arbitration hearing.

         (b) No arbitration shall include by consolidation, joinder or in any other manner, parties other than Company and Reinsurer, and any other persons substantially involved in a common question of fact or law, whose presence is required if complete relief is to be accorded in the arbitration. No person other than Company or Reinsurer shall be included as an original third party or additional third party to an arbitration whose interest or responsibility is insubstantial. In no event shall any insured who claims benefits be subject to such arbitration unless he/she consents in writing.

         (c) The foregoing agreement to arbitrate and any other agreement to arbitrate with an additional person or persons duly consented to by the parties to this Agreement shall be specifically enforceable under the prevailing arbitration law. The award rendered by the arbitrators shall be final and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

         (d) Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with the American Arbitration Association. The demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and in no event shall it be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitation in the State of Oklahoma. All arbitration proceedings shall be held in Oklahoma City, Oklahoma.

         (e) In addition, the obligations of the parties undertaken pursuant to Article XVIII Complaints, Litigation and Official Notices shall be performed by the parties during the pendency of any arbitration proceeding under this Paragraph.

         IN WITNESS WHEREOF, the parties hereto have caused this Coinsurance Agreement to be executed and signed by their respective duly authorized officers to become effective as provided in this Coinsurance Agreement.

                                       PIONEER LIFE INSURANCE COMPANY


                                       By:  /s/ THOMAS J. KILIAN
                                       -----------------------------
                                       Thomas J. Kilian, President
                                             Name          Title

                                       Date:  December 30, 1998

Attest

/s/ JOHN J. SABL
------------------------------
    John J. Sabl, Secretary
       Name        Title

                                       UNIVERSAL FIDELITY LIFE INSURANCE COMPANY


                                       By:   /s/ RANDY HARP
                                       -----------------------------
                                             Randy Harp, CFO & COO
                                                Name        Title


                                       Date:  December 30, 1998


Attest

/s/ KATHLEEN S. PINSON
----------------------------------
    Kathleen S. Pinson, VP/Controller
          Name            Title

                                    EXHIBIT A


         All health business including Medicare supplement, long term and home health care business.

                                    EXHIBIT B

                        STATUTORY ITEMS TO BE TRANSFERRED

                            AS OF December 30, 1998.


Asset Items:

1.  Deferred and Uncollected New Premiums:           $    271,161
2.  Remaining assets to be Transferred
         Securities having a market value at
         December 28, 1998                             12,610,703
3.  Cash                                                   78,550
                                                     ------------
                                                     $ 12,960,414
                                                     ------------



Liability and Surplus Items:

1.  Aggregate Reserves for accident and health:      $  7,735,414
2.  Policy and contract claims: accident & health       5,225,000
3.  Premiums received in advance:                               0
4.  Liability for premium and other deposit funds:              0
5.  Policy and contract liabilities not included
         elsewhere:                                             0
                                                     ------------
                                                     $ 12,960,414
                                                     ------------

                                    EXHIBIT C

Gain/Loss Formula

         The formula for determining the cumulative gains/losses for any period during the term of the Agreement is as follows:

         (1)      Net Gross Earned Premiums; plus
         (2)      Investment income; minus
         (3)      Incurred Claims; minus
         (4)      Commissions Incurred; minus
         (5)      Assumed Expense Allowance; minus
(6)      Reinsurer's Income Tax Allowance

         The above items shall be determined in each case for such period by Reinsurer in accordance with the definitions below and items (1) through (4) shall be determined in manner consistent with Reinsurer's statutory financial reporting for the business reinsured.

Definitions

         "Net Gross Earned Premiums" shall mean an amount equal to the unearned gross premium reserve and advance premiums as of the beginning of the quarterly computational period, plus collected premiums, less any refunded premiums, less the unearned gross premium reserve and advance premiums as of the end of the quarterly computational period on business reinsured.

         "Investment Income" shall mean an amount calculated on a per quarterly computational period basis and shall equal the interest rate multiplied by the sum of the average claim and active life reserves on business reinsured for the quarterly computation period. The interest rate shall equal the average of the one-year Treasury constant maturities rate as of the last day of each month in the quarterly computation period as published in the Federal Reserve Statistical Releases. The average claim reserve on business reinsured for the quarterly computational period shall equal the average of the claim reserve on business reinsured at the beginning of the computational period and the claim reserve at the end of the computational period. The average active life reserve on business reinsured for the quarterly computational period shall equal the average of the active life reserve at the beginning of the computational period and the active life reserve at the end of the computational period.

         "Incurred Claims" shall mean the amount equal to claims paid during the quarterly computational period, plus the claim reserve at the end of the computational period, plus the active life reserve at the end of the computational period, minus the claim reserve at the beginning of the computational period, minus the active live reserve at the beginning of the computational period on business reinsured.

         "Commissions Incurred" shall be the amount of commissions, first year and renewal, incurred on the business reinsured by Reinsurer during the quarterly computational period. Commissions Incurred shall include all commissions earned by agents which are used to repay any debit balance and commissions paid directly to agents.

         "Assumed Expense Allowance" shall mean an amount equal to 10% of Net Gross Earned Premiums and is the amount allotted to Reinsurer to administer the reinsured policies and pay any premium taxes, assessments, fines, penalties and examination and regulatory fees related to such reinsured policies.

         "Reinsurer's Income Tax Allowance" shall mean an amount equal to 35% of profits before income taxes on business reinsured. Profits before income taxes shall equal Net Gross Earned Premiums, plus Investment Income, minus Incurred Claims, minus Commissions Incurred, minus Assumed Expense Allowance.